# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Madison Air Solutions Corp, CIK 0002098430
CUSIP: 55658T105
Title of class of securities: Class A common stock, par value $0.0000001 per share
Address of issuer's principal executive offices: 444 WEST LAKE STREET, SUITE 4460, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002116206

## Reporting persons
- HRTG PV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 20,423,025; sole dispositive power 0; shared dispositive power 20,423,025; aggregate amount beneficially owned 20,423,025 (7.6% of the class)
  Comment: Row 11. Based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.
- HRTG CIF 2026, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,006,007; sole dispositive power 0; shared dispositive power 5,006,007; aggregate amount beneficially owned 5,006,007 (1.9% of the class)
  Comment: Row 11. Based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.
- HRTG GPE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 25,429,032; sole dispositive power 0; shared dispositive power 25,429,032; aggregate amount beneficially owned 25,429,032 (9.5% of the class)
  Comment: Row 6, 8 and 9. 20,423,025 shares of Class A Common Stock are directly owned by HRTG PV, L.P. ("HRTG PV") and 5,006,007 shares of Class A Common Stock are directly owned by HRTG CIF 2026, L.P. ("HRTG CIF 2026"). HRTG GPE, LLC ("HRTG") is the general partner of each of HRTG PV and HRTG CIF 2026.
  
  Row 11. Based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.
- Kelly Kevin Anthony: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 25,429,032; sole dispositive power 0; shared dispositive power 25,429,032; aggregate amount beneficially owned 25,429,032 (9.5% of the class)
  Comment: Row 6, 8 and 9. 20,423,025 shares of Class A Common Stock are directly owned by HRTG PV and 5,006,007 shares of Class A Common Stock are directly owned by HRTG CIF 2026. HRTG is the general partner of each of HRTG PV and HRTG CIF 2026. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV and HRTG CIF 2026, except to the extent of such person's pecuniary interest therein, if any.
  
  Row 11. Based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.
- Johnson Keith Bryon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 25,429,032; sole dispositive power 0; shared dispositive power 25,429,032; aggregate amount beneficially owned 25,429,032 (9.5% of the class)
  Comment: Row 6, 8 and 9. 20,423,025 shares of Class A Common Stock are directly owned by HRTG PV and 5,006,007 shares of Class A Common Stock are directly owned by HRTG CIF 2026. HRTG is the general partner of each of HRTG PV and HRTG CIF 2026. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV and HRTG CIF 2026, except to the extent of such person's pecuniary interest therein, if any.
  
  Row 11. Based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.

## Item 1. Issuer
Name of issuer: Madison Air Solutions Corp
Address of issuer's principal executive offices: 444 WEST LAKE STREET, SUITE 4460, CHICAGO, ILLINOIS, 60606.

## Item 2. Person Filing
Name of person filing:
HRTG PV, L.P.
HRTG CIF 2026, L.P.
HRTG GPE, LLC
Kevin Anthony Kelly
Keith Bryon Johnson

HRTG is the general partner of each of HRTG PV and HRTG CIF 2026. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV and HRTG CIF 2026 except to the extent of such person's pecuniary interest therein, if any.
Address of principal business office or, if none, residence: 5237 HHR RANCH RD, SUITE 2, WILSON, WY, 83014
Citizenship: HRTG PV, L.P., HRTG CIF 2026, L.P., and HRTG GPE, LLC: Delaware; Kevin Anthony Kelly and Keith Bryon Johnson: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 25,429,032. 20,423,025 shares of Class A Common Stock are directly owned by HRTG PV and 5,006,007 shares of Class A Common Stock are directly owned by HRTG CIF 2026. HRTG is the general partner of each of HRTG PV and HRTG CIF 2026. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV and HRTG CIF 2026, except to the extent of such person's pecuniary interest therein, if any.
Percent of class: 9.5%. The percentage is based on a total of 267,450,883 shares of Class A Common Stock outstanding, consisting of (i) 177,342,753 shares of Class A Common Stock outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026, and (ii) 90,108,130 shares of Class A Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HRTG PV, L.P.: 20,423,025
HRTG CIF 2026, L.P.: 5,006,007
HRTG GPE, LLC: 25,429,032
Kevin Anthony Kelly: 25,429,032
Keith Bryon Johnson: 25,429,032
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HRTG PV, L.P.: 20,423,025
HRTG CIF 2026, L.P.: 5,006,007
HRTG GPE, LLC: 25,429,032
Kevin Anthony Kelly: 25,429,032
Keith Bryon Johnson: 25,429,032

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HRTG PV, L.P.: /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (11/05/2026)
- HRTG CIF 2026, L.P.: /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (11/05/2026)
- HRTG GPE, LLC: /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (11/05/2026)
- Kelly Kevin Anthony: /s/ Kevin Anthony Kelly, Kevin Anthony Kelly (11/05/2026)
- Johnson Keith Bryon: /s/ Keith Bryon Johnson, Keith Bryon Johnson (11/05/2026)